UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-38813

Maase Inc.

Building 48, Zhixin Manufacturing Valley Industrial Park

No. 52 Yangzhou Road, Economic Development Zone

Laixi, Qingdao, Shandong Province, People’s Republic of China

Tel: +86-532-66030885

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Financial Information Regarding Acquisitions, Disposal and Deconsolidation

Recently, Maase Inc. (the “Company”) completed a series of acquisitions, disposal and deconsolidation, which consist of (i) the acquisition of Real Prospect Limited and its subsidiaries, (ii) the acquisition of Carve Group Ltd and its subsidiaries,(iii) the disposal of 100% of the equity interests in Puyi Group Limited and its subsidiaries, (iv) the deconsolidation of AIFU Inc. and its subsidiaries, and (v) acquisition of Time Good Limited and its directly or contractually controlled subsidiaries (collectively, the “Transactions”).

The Company is filing this Current Report on Form 6-K (this “Form 6-K”) to provide the unaudited pro forma condensed combined financial information as of December 31, 2025 and for the six months ended December 31, 2025 and the years ended June 30, 2025, 2024, and 2023, giving effect to the Transactions.

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-277814) filed with the U.S. Securities and Exchange Commission on March 11, 2024.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited pro forma condensed combined financial statements as of December 31, 2025 and for the six months ended December 31, 2025 and the years ended June 30, 2025, 2024, and 2023, giving effect to the Transactions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maase Inc.

Date: August 5, 2026	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

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